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                          December 22, 2021

       Christer Ros  n
       Chief Executive Officer
       Jupiter Neurosciences, Inc.
       1001 North US HWY 1, Suite 504
       Jupiter, FL 33477

                                                        Re: Jupiter
Neurosciences, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed on December
17, 2021
                                                            File No. 333-260183

       Dear Mr. Ros  n:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 2 to Form S-1 filed on December 17, 2021

       Interim Condensed Financial Statements as of and for the Nine Months Ended September 30,
       2021
       Condensed Notes to Financial Statements
       Note 9- Subsequent Events , page F-38

   1. You disclose on page 95 that you entered into a Debt Forgiveness and Exchange
                                                        Agreement with Aquanova
in December 2021. Please disclose the details of such
                                                        agreement in your
subsequent events footnote.
 Christer Ros  n
Jupiter Neurosciences, Inc.
December 22, 2021
Page 2

       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameChrister Ros  n
                                                          Division of
Corporation Finance
Comapany NameJupiter Neurosciences, Inc.
                                                          Office of Life
Sciences
December 22, 2021 Page 2
cc:       Craig D. Linder, Esq.
FirstName LastName